Exhibit 99.17

Curaleaf Names Matt Darin President

Move Centralizes Reporting Structure for a More Streamlined Organization

WAKEFIELD, Mass. – Jan. 4, 2022 /PRNewswire/ -- Curaleaf Holdings, Inc. (CSE: CURA / OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, today announced that Matt Darin will become President of Curaleaf Holdings, Inc., effective immediately. Darin brings a wealth of industry knowledge and leadership experience at an important moment in Curaleaf's growth trajectory; the company recently announced several strategic acquisitions in Los Suenos Farms, Tryke Companies, NRPC and Bloom Dispensaries. Mr. Darin will report to Curaleaf Chief Executive Officer Joseph Bayern.

Before joining Curaleaf, Matt Darin was Founder and Chief Operating Officer of Grassroots Cannabis, which was acquired by Curaleaf in 2020. Since its inception in 2014, Grassroots grew to become the largest privately-held multi-state operator in the United States. Prior to his 8 years in the cannabis industry, Mr. Darin was a Founder and Principal with Frontline Real Estate Partners. Since the Grassroots acquisition, Darin has served as Regional President for the Central and Southeast regions.

“I’m incredibly excited to appoint Matt as our President under this new structure, which will help us execute with greater fluidity and will allow me to focus on strategic growth initiatives for the Company,” said Chief Executive Officer Joe Bayern. “Matt has the operational excellence, leadership skills and discipline to drive our continued vision as we begin our twelfth year in business and solidify our position as the global leader in this exciting industry.”

Additionally, Chief Operating Officer Neil Davidson is retiring from the Company, effective January 3, 2022. Mr. Davidson will be stepping down from his day-to-day duties immediately but will stay on for a transition period through March 31, 2022.

Boris Jordan, Executive Chairman of Curaleaf, stated, “The Board and I are all incredibly grateful to Neil for his dedication, passion and his many contributions to the Company. While we will miss his talent, drive and relentless pursuit of perfection, we wish him all the best in his future endeavors.”

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 23 states with 117 dispensaries, 25 cultivation sites, and employs over 5,200 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR Twitter Account: https://twitter.com/Curaleaf_IR

Investor Toolkit: https://ir.curaleaf.com/investor-toolkit

Investor Relations Website: https://ir.curaleaf.com/

Forward Looking Statements

This media advisory contains forward–looking statements and forward–looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects", "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward–looking statements and information concerning the appointment of Matt Darin as President and the departure of Neil Davidson from the company. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, amongst other risk factors, the ability of Curaleaf to successfully complete the acquisition of Bloom and successfully integrate the business of Bloom and their respective corporate cultures; the potential delays or failures to receive required regulatory approvals; and the risks that actual financial results of Bloom will not meet expectations. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed April 28, 2021, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

Investor Contact:

Curaleaf Holdings, Inc.

Carlos Madrazo, SVP Head of IR & Capital Markets

IR@curaleaf.com

Media Contact:

Curaleaf Holdings, Inc.

Tracy Brady, VP Corporate Communications

Media@curaleaf.com